UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            TIDEL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    886368109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Eugene Grin                                with a copy to:
         Director                                   Steven E. Siesser, Esq.
         Laurus Master Fund, Ltd.                   Lowenstein Sandler PC
         825 Third Avenue, 14th Floor               65 Livingston Avenue
         New York, New York 10022                   Roseland, New Jersey  07068
         (212) 541-5800                             (973) 597-2506
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         886368109
--------------------------------------------------------------------------------
1    Names of Reporting Persons.   Laurus Master Fund, Ltd.

     I.R.S. Identification No. of Above Persons (Entities Only): 98-0337673

--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):     OO


--------------------------------------------------------------------------------
5    Check Box If Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:    Cayman Islands

--------------------------------------------------------------------------------
               7    Sole Voting Power:                  0*


               -----------------------------------------------------------------
  Number of    8    Shared Voting Power:                0*
   Shares
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power:             0*
  Reporting
   Person
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power:           0*


--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0*

--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

     Not Applicable
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     0.0%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

*The shares that were previously reported as being beneficially owned had been owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and, subject to the following sentence, shared voting and investment power over the securities that were previously reported as being owned by Laurus Master Fund, Ltd. in this
Schedule 13D, as amended. In addition, the board of directors of Laurus Master Fund, Ltd. appointed Eugene Grin and David Grin as a committee of the board, each member of which was authorized to take any action on behalf of Laurus Master Fund, Ltd. contemplated by, or necessary or desirable to give effect to, any of the agreements that Laurus Master Fund, Ltd. entered into with Tidel Technologies, Inc., a Delaware corporation (the "Company"), in connection with the Company's then proposed sale of the assets of its cash security business to Sentinel Operating, L.P., including, without limitation, the voting of the shares of Company common stock held by Laurus Master Fund, Ltd. in favor of such asset sale.

Cusip No.         886368109
--------------------------------------------------------------------------------
1    Names of Reporting Persons.   Laurus Capital Management, LLC

     I.R.S. Identification No. of Above Persons (Entities Only):  13-4150669

--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):     OO


--------------------------------------------------------------------------------
5    Check Box If Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:    Delaware

--------------------------------------------------------------------------------
               7    Sole Voting Power:                  0*


               -----------------------------------------------------------------
  Number of    8    Shared Voting Power:                0*
   Shares
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power:             0*
  Reporting
   Person
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power:           0*


--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0*

--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

     Not Applicable
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     0.0%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     OO
--------------------------------------------------------------------------------

*The shares that were previously reported as being beneficially owned had been owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and, subject to the following sentence, shared voting and investment power over the securities that were previously reported as being owned by Laurus Master Fund, Ltd. in this
Schedule 13D, as amended. In addition, the board of directors of Laurus Master Fund, Ltd. appointed Eugene Grin and David Grin as a committee of the board, each member of which was authorized to take any action on behalf of Laurus Master Fund, Ltd. contemplated by, or necessary or desirable to give effect to, any of the agreements that Laurus Master Fund, Ltd. entered into with the Company in connection with the Company's then proposed sale of the assets of its cash security business to Sentinel Operating, L.P., including, without limitation, the voting of the shares of Company common stock held by Laurus Master Fund, Ltd. in favor of such asset sale.

Cusip No.         886368109
--------------------------------------------------------------------------------
1    Names of Reporting Persons.   David Grin

     I.R.S. Identification No. of Above Persons (Entities Only):

--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):     OO


--------------------------------------------------------------------------------
5    Check Box If Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:    Israel

--------------------------------------------------------------------------------
               7    Sole Voting Power:                  0*


               -----------------------------------------------------------------
  Number of    8    Shared Voting Power:                0*
   Shares
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power:             0*
  Reporting
   Person
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power:           0*


--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0*

--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

     Not Applicable
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     0.0%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

*The shares that were previously reported as being beneficially owned had been owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and, subject to the following sentence, shared voting and investment power over the securities that were previously reported as being owned by Laurus Master Fund, Ltd. in this
Schedule 13D, as amended. In addition, the board of directors of Laurus Master Fund, Ltd. appointed Eugene Grin and David Grin as a committee of the board, each member of which was authorized to take any action on behalf of Laurus Master Fund, Ltd. contemplated by, or necessary or desirable to give effect to, any of the agreements that Laurus Master Fund, Ltd. entered into with the Company in connection with the Company's then proposed sale of the assets of its cash security business to Sentinel Operating, L.P., including, without limitation, the voting of the shares of Company common stock held by Laurus Master Fund, Ltd. in favor of such asset sale.

Cusip No.         886368109
--------------------------------------------------------------------------------
1    Names of Reporting Persons.   Eugene Grin

     I.R.S. Identification No. of Above Persons (Entities Only):

--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):     OO


--------------------------------------------------------------------------------
5    Check Box If Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------
               7    Sole Voting Power:                  0*


               -----------------------------------------------------------------
  Number of    8    Shared Voting Power:                0*
   Shares
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power:             0*
  Reporting
   Person
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power:           0*


--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0*

--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

     Not Applicable
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     0.0%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

*The shares that were previously reported as being beneficially owned had been owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and, subject to the following sentence, shared voting and investment power over the securities that were previously reported as being owned by Laurus Master Fund, Ltd. in this
Schedule 13D, as amended. In addition, the board of directors of Laurus Master Fund, Ltd. appointed Eugene Grin and David Grin as a committee of the board, each member of which was authorized to take any action on behalf of Laurus Master Fund, Ltd. contemplated by, or necessary or desirable to give effect to, any of the agreements that Laurus Master Fund, Ltd. entered into with the Company in connection with the Company's then proposed sale of the assets of its cash security business to Sentinel Operating, L.P., including, without limitation, the voting of the shares of Company common stock held by Laurus Master Fund, Ltd. in favor of such asset sale.

This Amendment No. 3 to Schedule 13D is being filed by the undersigned to amend and supplement the Schedule 13D, dated January 17, 2006, as amended on May 16, 2006 and June 12, 2006, with respect to the shares of common stock, par value $0.01 per share, of Tidel Technologies, Inc., a Delaware corporation (the "Company").

Item 2.    Identity and Background.

            Item 2(a) of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

      (a)   Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13D is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and, subject to the following sentence, shared voting and investment power over the shares that were previously reported as being owned by Laurus Master Fund, Ltd. in this Schedule 13D. In addition, the board of directors of Laurus Master Fund, Ltd. appointed Eugene Grin and David Grin as a committee of the board, each member of which was authorized to take any action on behalf of Laurus Master Fund, Ltd. contemplated by, or necessary or desirable to give effect to, any of the agreements that Laurus Master Fund, Ltd. entered into with the Company in connection with the Company's then proposed sale of the assets of its cash security business to Sentinel Operating, L.P., including, without limitation, the voting of the shares of Company common stock held by Laurus Master Fund, Ltd. in favor of such asset sale. Information related to each of Laurus Capital Management, LLC, David Grin and Eugene Grin is set forth on Appendix A hereto.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

            Laurus Master Fund, Ltd. did not pay any funds to the Company in connection with its original acquisition of the 19,251,000 shares that it disposed of as described in Item 5(c) of this Schedule 13D, of which (i) 1,251,000 shares (the "Existing Shares") had been issued to Laurus by the Company on November 26, 2004, in satisfaction of fees totaling $375,300 owed to Laurus Master Fund, Ltd. and (ii) 18,000,000 shares had been issued to Laurus upon conversion, at a price per share of $.30, of $5,400,000 aggregate principal amount (the "Conversion Amount") of the convertible term note in the initial principal amount of $6,450,000, dated November 25, 2003, together with an additional $292,987 principal amount added thereto on November 26, 2004 (as amended, the "2003 Note"), except that Laurus Master Fund, Ltd. had used its investment capital to previously pay the Company an amount of cash equal to the full face value of the 2003 Note.

Item 4.     Purpose of Transaction.

            Item 4 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

            Laurus Master Fund, Ltd. entered into an exercise and conversion agreement, dated as of January 12, 2006, as amended on February 28, 2006, June 9, 2006 and September 30, 2006 (the "Conversion Agreement"), with
      Sentinel Technologies, Inc., a Delaware corporation ("STI"), Sentinel Operating, L.P., a Texas limited partnership and an affiliate of STI ("Sentinel"), and Tidel Technologies, Inc., a Delaware corporation (the "Company"), pursuant to which Laurus Master Fund, Ltd. agreed to acquire up to 18,000,000 shares of common stock of the Company (the "Note Shares") upon conversion of the Conversion Amount of the 2003 Note (the "Conversion"), which Conversion occurred on January 13, 2006. Laurus Master Fund, Ltd. agreed to the Conversion in order to, among other things, vote the Note Shares and the Existing Shares in favor of the Company's then proposed sale of the assets of its cash security business to Sentinel (the "Asset Sale"). Following the Conversion, Laurus Master Fund, Ltd. owned 49.8% of the Company's then outstanding shares of common stock. Pursuant to the Conversion Agreement, (i) the latest date that the Company could set as the record date for the special meeting of its stockholders to vote upon the Asset Sale was August 31, 2006, (ii) the latest date by which the Company could mail proxy materials to its stockholders with respect to such special meeting was August 31, 2006, and
      (iii) the latest date by which the Asset Sale could occur was October 2, 2006. The Company, Tidel Engineering, L.P., and Sentinel entered into an amended and restated Asset Purchase Agreement, dated June 9, 2006, with respect to the Asset Sale.

            Except as set forth above or as disclosed under Item 6, none of Laurus Master Fund, Ltd., Laurus Capital Management, LLC, David Grin and Eugene Grin has any present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of
      Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a)   Number of Shares Beneficially Owned: 0*

            Right to Acquire: 0 shares

            Percent of Class: 0.0%

      (b) Sole Power to Vote, Direct the Vote of, Dispose or Direct the Disposition of Shares: 0 shares*

            Shared Power to Vote, Direct the Vote of, or Dispose or Direct the Disposition of Shares: 0 shares*

      (c)   Recent Transactions:

            On October 2, 2006, the Company redeemed 19,251,000 shares of Company common stock from Laurus Master Fund, Ltd. pursuant to the Redemption Agreement at a price of $0.34 per share, or $6,545,340 in the aggregate.

      (d)   Rights with Respect to Dividends or Sales Proceeds: Not applicable.

      (e)   Date of Cessation of Five Percent Beneficial  Ownership:  October 2,
            2006.

            *The shares that were previously reported as being beneficially owned had been owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and, subject to the following sentence, shared voting and investment power over the shares that were previously reported in this Schedule 13D as being owned by Laurus Master Fund, Ltd. In addition, the board of directors of Laurus Master Fund, Ltd. appointed Eugene Grin and David Grin as a committee of the board, each member of which was authorized to take any action on behalf of Laurus Master Fund, Ltd. contemplated by, or necessary or desirable to give effect to, any of the agreements that Laurus Master Fund, Ltd. entered into with the Company in connection with the Asset Sale, including, without limitation, the voting of the shares of Company common stock held by Laurus Master Fund, Ltd. in favor of the Asset Sale.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.

            Item 6 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

            Laurus Master Fund, Ltd. effected the Conversion on January 13, 2006, pursuant to the Conversion Agreement. In the event that the Asset Sale did not occur by October 2, 2006, the Company was required under the Conversion Agreement to immediately redeem the Note Shares for $5,400,000 in cash.

            In connection with the Asset Sale, Laurus Master Fund, Ltd. had agreed, pursuant to a voting agreement, dated as of January 12, 2006 and as amended effective as of February 28, 2006 and June 9, 2006 (the "Voting Agreement"), by and among STI, Sentinel, the Company and Laurus Master Fund, Ltd., to vote all of the outstanding shares of Company common stock that it then owned (i) in favor of the approval and adoption of the purchase agreement, as amended from time to time (the "Purchase Agreement") governing the Asset Sale, (ii) in favor of the approval and adoption of an amendment to the Company's certificate of incorporation to change the Company's name (the "Amendment"), (iii) in favor of the approval and adoption of any motion for adjournment or postponement of the meeting of the Company's stockholders to approve the Asset Sale to another time or place to permit, among other things, further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the Purchase Agreement and the transactions contemplated thereby and the Amendment, (iv) against any other third-party acquisition proposal or any negotiations or discussions with respect to a third-party acquisition proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement or any amendment to the Company's Certificate of Incorporation or Bylaws, which in the case of each of the matters referred to in this clause (iv) that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Purchase Agreement or the likelihood of such transactions being consummated and (v) in favor of any other matter reasonably necessary for consummation of the transactions contemplated by the Purchase Agreement and related agreements which was considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which were reasonably necessary in order to effectuate the foregoing. Laurus Master Fund, Ltd.'s obligations under the Voting Agreement were subject to customary conditions, including, among other things, approval of the Asset Sale by the Company's board of directors.

            Under the Voting Agreement, Laurus Master Fund, Ltd. revoked all prior proxies or powers of attorney that it or certain of its affiliates had given with respect to the Existing Shares, the Note Shares and any other shares of common stock of the Company. Laurus Master Fund, Ltd. also generally had agreed, subject to a number of limited exceptions, to not, directly or indirectly, (i) sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other agreement, arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any of the shares of Company common stock, (ii) grant any proxies or enter into any voting trust or other agreement, arrangement or understanding with respect to the voting of any of the shares of Company common stock held by Laurus Master Fund, Ltd. and certain of its affiliates and (iii) solicit any sale, assignment, transfer, encumbrance, pledge or other disposition of the shares of Company common stock to anyone other than its affiliates. Laurus Master Fund, Ltd. also had agreed to notify STI promptly (but in any event, within 24 hours), and it and its affiliates were required to provide all details requested by STI, if Laurus Master Fund, Ltd. or certain of its affiliates had been approached or solicited, directly or indirectly, by any person with respect to any of the foregoing actions described in clause (iii) of the immediately preceding sentence.

            Under the Voting Agreement, (i) the latest date that the Company could set as the record date for a special meeting of its stockholders to vote upon the Asset Sale was August 31, 2006, and (ii) Laurus Master Fund, Ltd. would cease to be bound by its agreements under the Voting Agreement as of September 30, 2006.

            Laurus Master Fund, Ltd. also entered into a stock redemption agreement, dated as of January 12, 2006, as amended on February 28, 2006, June 9, 2006 and September 30, 2006 (the "Redemption Agreement"), pursuant to which the Company had agreed to purchase the Existing Shares and the Note Shares for a purchase price per share to be determined pursuant to a formula set forth in the Redemption Agreement, which purchase price was to be not less than $.20 per share or more than $.34 per share. Such purchase was subject to customary closing conditions, including, among other things, the consummation of the Asset Sale. Under the Redemption Agreement, Laurus Master Fund, Ltd. similarly had agreed, subject to a number of limited exceptions, to not (i) directly or indirectly, sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other agreement, arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any of its shares of Company common stock and (ii) seek or solicit any sale, assignment transfer, encumbrance, pledge or other disposition of its shares of Company common stock to any third party.

            Under the Redemption Agreement, Laurus Master Fund, Ltd. also had agreed to the cancellation, as of the closing date of the Asset Sale, of the then unexercised portion of the following warrants it then held: (i) the warrant, dated November 25, 2003, to purchase up to 4,250,000 shares of common stock of the Company at an exercise price of $0.30 per share, which warrant expired on November 24, 2010 and (ii) the warrant, dated November 26, 2004, to purchase up to 500,000 shares of common stock of the Company at an exercise price of $0.30 per share, which warrant expired on November 26, 2011 (collectively, the "Warrants"). Laurus Master Fund, Ltd. further had agreed not to exercise the Warrants before the earlier of (x) October 2, 2006 and (y) the date on which the Purchase Agreement is terminated. In addition, on or after October 2, 2006, the agreements could have been terminated by either party if the Asset Sale had not occurred.

            Concurrently, with the execution of the Voting Agreement, the Redemption Agreement and the Conversion Agreement, Laurus Master Fund, Ltd. also had entered into (i) a letter agreement, dated as of January 12, 2006 (the "Cash Collateral Deposit Letter"), with the Company and its subsidiaries, Tidel Engineering, L.P., Tidel Cash Systems, Inc., Tidel Services, Inc. and AnyCard International, Inc., and (ii) a reaffirmation, ratification and confirmation agreement, dated as of January 12, 2006 (the "Reaffirmation Agreement"), with the Company. Pursuant to the Cash Collateral Deposit Letter, the parties thereto agreed that a portion of the $8,200,000 of proceeds (the "Deposit Amount") from the January 2006 sale of the Company's automated teller machine business that were on deposit with Laurus Master Fund, Ltd. for repayment of outstanding Company indebtedness to Laurus Master Fund, Ltd. would be applied to repay all amounts owing to Laurus Master Fund, Ltd. under (i) the portion of the 2003 Note remaining after the Conversion, (ii) a convertible term note, dated November 26, 2004 in the aggregate principal amount of $600,000, which was convertible into shares of common stock of the Company at a conversion price of $0.30 per share and (iii) a convertible term note, dated November 26, 2004, in the aggregate principal amount of $1,500,000, which was convertible into shares of common stock of the Company at a conversion price of $3.00 per share (collectively, the "Notes"). Thereafter, the Notes were deemed to have been indefeasibly repaid and the Deposit Amount was reduced to $5,330,507. Under the Cash Collateral Deposit Letter, such remaining Deposit Amount together with an additional cash deposit of $69,493 from the Company was used as collateral to secure the Company's obligations to Laurus Master Fund, Ltd. under, among other things, the Redemption Agreement and the Conversion Agreement. Pursuant to the Reaffirmation Agreement, the Company, among other things, had acknowledged and reaffirmed its obligation to pay to Laurus Master Fund, Ltd. simultaneously with the closing of the Asset Sale the amounts payable to Laurus Master Fund, Ltd. pursuant to Section 4 of the Agreement Regarding NCR Transaction and Other Asset Sales (the "NCR Agreement"), dated as of November 26, 2004, between the Company and Laurus Master Fund, Ltd., which amount was to be determined in accordance with the provisions of such section and was to be not less than $5,000,000 nor more than $11,000,000.

            On June 9, 2006, the Company, Tidel Engineering, L.P. and Laurus Master Fund, Ltd. had entered into an agreement (the "Termination Agreement") pursuant to which the Company was to pay to Laurus Master Fund, Ltd., upon the consummation of the Asset Sale, an amount equal to $8,508,963 (the "Sale Fee"), in satisfaction of the Company's obligations to Laurus Master Fund, Ltd. under the NCR Agreement. Upon payment of the Sale Fee the parties' obligations under the Reaffirmation Agreement were to terminate, and all remaining amounts held under the Cash Collateral Deposit Letter were to be paid to the Company by Laurus Master Fund, Ltd.

            In addition, the Termination Agreement provided that following the closing of the Asset Sale, the payment of the Sale Fee to Laurus Master Fund, Ltd. and the Company's performance of all of its obligations (financial and otherwise) under the Redemption Agreement, neither the Company nor Tidel Engineering, L.P. or any of their subsidiaries would have any further obligations to Laurus Master Fund, Ltd., all of the Warrants would terminate and all liens, claims, encumbrances and security interests held by Laurus Master Fund, Ltd. or its transferees or assignees, in the Company's and Tidel Engineering L.P.'s, and each of their subsidiaries', assets would terminate.

            Subsequently, Laurus Master Fund, Ltd. voted the Existing Shares and the Note Shares in accordance with the terms of the Voting Agreement in favor of, among other things, the approval and adoption of the Purchase Agreement at the Company's special meeting of stockholders held on September 25, 2006 (the "Special Meeting"). Given the Company's stockholders' approval of the Purchase Agreement at the Special Meeting, the Company consummated the Asset Sale as of September 30, 2006. As a result, the Company redeemed the Existing Shares and the Note Shares from Laurus Master Fund, Ltd. in accordance with the terms of the Redemption Agreement on October 2, 2006 (the "Redemption Date"), at a purchase price of $0.34 per share, or $6,545,340 in the aggregate (the "Redemption Price"), and the Warrants were then cancelled. For purposes of paying the Redemption Price to Laurus Master Fund, Ltd., the Company authorized Laurus Master Fund, Ltd. in writing to apply the Deposit Amount of $5,400,000 plus accrued interest thereon of $206,798.72 (collectively, the "Cash Collateral Amount") to the Redemption Price, which Cash Collateral Amount Laurus Master Fund, Ltd., absent such written authorization from the Company, would otherwise have been required to remit to the Company. The Company paid the balance of the Redemption Price ($938,541.28) in cash to Laurus Master Fund, Ltd. on the Redemption Date. In addition, on the Redemption Date, the Company paid the $8,508,963 Sale Fee in cash to Laurus Master Fund, Ltd.

            This summary of the terms of the Conversion Agreement, the Voting Agreement, the Redemption Agreement, the Notes, the Warrants, the Cash Collateral Deposit Letter, the Reaffirmation Agreement and the Termination Agreement is qualified in its entirety by reference to the forms of such agreements filed as exhibits hereto.

Item 7.     Material to be Filed as Exhibits.

            Item 7 of this Schedule 13D is amended by adding at the end thereof the following:

     Exhibit 18 Extension Agreement, dated as of September 30, 2006 by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 4, 2006

                                            LAURUS MASTER FUND, LTD.


                                            /s/ Eugene Grin
                                            ------------------------------
                                            Eugene Grin
                                            Director





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A


A.   Name of business, state of
     organization, principal
     business and address                 Laurus Capital Management, LLC,
     thereof, and address                 Delaware limited liability company
     of its principal office:             controls Laurus Master Fund, Ltd.
                                          c/o Laurus Capital Management, LLC
                                          825 Third Avenue, 14th Floor
                                          New York, New York  10022


B.   Name:                                Eugene Grin
     Business
     Address:                             825 Third Avenue, 14th Floor
                                          New York, New York  10022

     Principal         Director of Laurus Master Fund, Ltd.
     Occupation:       Principal of Laurus Capital Management, LLC

     Name of business,
     principal business and
     address of corporation or
     other organization in                Laurus Master Fund, Ltd., direct
     which such employment                investments in companies
     is conducted:                        c/o Laurus Capital Management, LLC
                                          825 Third Avenue, 14th floor
                                          New York, New York  10022


C.   Name:             David Grin
     Business
     Address:          825 Third Avenue, 14th Floor
                       New York, New York  10022

     Principal         Director of Laurus Master Fund, Ltd.
     Occupation:       Principal of Laurus Capital Management, LLC

     Name of business,
     principal business and
     address of corporation or
     other organization in                Laurus Master Fund, Ltd., direct
     which such employment                investments in companies
     is conducted:                        c/o Laurus Capital Management, LLC
                                          825 Third Avenue, 14th Floor
                                          New York, New York  10022

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13D Amendment to which this Appendix A is attached is filed on behalf of each of them, respectively.


                  LAURUS CAPITAL MANAGEMENT, LLC


                  /s/ Eugene Grin
                  ----------------------------
                  Eugene Grin
                  Principal
                  October 4, 2006




                  /s/ Eugene Grin
                  ----------------------------
                  Eugene Grin, individually
                  October 4, 2006




                  /s/ David Grin
                  ----------------------------
                  David Grin, individually
                  October 4, 2006

                                  EXHIBIT INDEX



Exhibit No.                         Description
-----------                         -----------

Exhibit 18 Extension Agreement, dated as of September 30, 2006 by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.